SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

SciClone Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80862K104
(CUSIP Number)

Man Group plc Riverbank House 2 Swan Lane London EC4R 3AD United Kingdom Attention: Michelle Robyn Grew, Chief Administrative Officer +44 20 7144 7245
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80862K104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Man Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,837,565 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,837,565 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,837,565 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 80862K104	SCHEDULE 13D	Page 3 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock "), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 950 Tower Lane, Suite 900, Foster City, California 94404.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed with respect to the Common Stock by Man Group plc (the "Reporting Person"), which indirectly, through various intermediate entities, controls, among other entities, (i) GLG Partners LP (the "Investment Manager"), who serves as the investment manager to certain funds and/or managed accounts (collectively, the "GLG Funds") and (ii) Numeric Investors LLC (the "Additional Investment Manager" and collectively with the Investment Manager, the "Investment Managers"), who serves as the investment manager to certain funds and/or managed accounts (collectively, the "Numeric Funds" and collectively with the GLG Funds, the "Funds"), with respect to the Common Stock held by each of the Funds.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Common Stock reported herein.

(b)	The address of the business office of the Reporting Person is Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom.

(c)	The principal business of the Reporting Person is to serve as the ultimate owner of various investment managers and related entities.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	On December 12, 2013, the Investment Manager agreed to settle an administrative proceeding with the Securities and Exchange Commission (the "SEC") in which the SEC alleged that the Investment Manager did not maintain sufficient controls relating to the valuation of Level 3 assets and that, as a result, relevant information relating to the valuation of a single private equity asset was not provided to the independent pricing committee in a timely manner. The SEC alleged that, as a result of the inadequacies of the Investment Manager's controls, the private equity asset was overvalued from 2008 through 2010, resulting in inflated fee revenue for the Investment Manager and its affiliate, GLG Partners, Inc. ("GPI"), and that overvaluation led to misstatement in GPI's filings with the SEC relating to the period from 2008 through the second quarter of 2010. Without admitting or denying the SEC's allegations, the Investment Manager

CUSIP No. 80862K104	SCHEDULE 13D	Page 4 of 10 Pages

and GPI consented: (1) to entry of the order; (2) to each pay civil monetary penalties in the amount of $375,000, disgorgement in the amount of $7,766,667 in the aggregate, and pre-judgment interest in the amount of $437,679 in the aggregate; (3) to comply with the undertakings enumerated in Section III of the order; and (4) to cease and desist from committing or causing any violation and any future violation of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934, and Rules 12b-20, 13a-1, 13a-11, and 13a-13 thereunder.

Other than as set forth above, neither the Reporting Person nor any other person named in Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a public limited company organized under the laws of the United Kingdom.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock reported herein were derived from general working capital of the Funds. A total of approximately $30.1 million was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Person acquired the shares of Common Stock pursuant to investment strategies, including merger arbitrage and event driven strategies, because it believed that the shares of Common Stock reported herein, when purchased, represented an attractive investment opportunity. However, the Reporting Person may not be eligible to report this position on a Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980). On June 8, 2017, the Issuer filed a Current Report on Form 8-K with the SEC disclosing it had entered into an Agreement and Plan of Merger dated as of June 7, 2017 (the "Merger Agreement") with Silver Biotech Investment Limited and Silver Delaware Investment Limited. The transactions contemplated by the Merger Agreement are hereinafter referred to as the "Proposed Transaction".

CUSIP No. 80862K104	SCHEDULE 13D	Page 5 of 10 Pages

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the Proposed Transaction and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock, engaging in hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 51,790,347 shares of Common Stock reported to be outstanding as of May 26, 2017 in the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on June 8, 2017.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Common Stock within the past sixty days by the Investment Managers on behalf of the Funds, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference. The Reporting Person did not enter into any transactions in the Common Stock within the past sixty days.

(d)	No person, other than the Reporting Person, the Investment Managers and the Funds, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

CUSIP No. 80862K104	SCHEDULE 13D	Page 6 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

A GLG Fund currently has contracts for difference (the "GLG CFDs") that reference shares of Common Stock and that may be solely settled in cash. The GLG CFDs constitute economic exposure to 65,600 shares of Common Stock, or 0.13% of the shares of Common Stock outstanding. These contracts do not give the Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Person disclaims any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

In addition to the agreements referenced above, the Reporting Person from time to time, may enter into and dispose of additional contracts for difference, cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of the shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the shares of Common Stock may be included, or a combination of any of the foregoing.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 80862K104	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 27, 2017

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Chief Administrative Officer

CUSIP No. 80862K104	SCHEDULE 13D	Page 8 of 10 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: MAN GROUP PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Richard Berliand	Director	British	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Phillip Maxwell Colebatch	Director	Australian	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
John Michael Cryan	Director	British	Co-Chief Executive Officer, Deutsche Bank	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
David Andrew Horton	Director	British	Chief Executive Officer, Beazley plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Matthew John Lester	Director	British	Chief Finance Officer, Royal Mail plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom

CUSIP No. 80862K104	SCHEDULE 13D	Page 9 of 10 Pages

Ian Paul Livingston	Director, Chairman of the Board	British	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Debasish Satya Sanyal	Director	British	Chief Executive, Alternative Energy & Executive Vice President, Regions, BP	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Nina Beth Shapiro	Director	American	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Jonathan Edward Hugh Sorrell	Director, President	British	President, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Rachel Rowson	Secretary	British	Company Secretary, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Stephen Luke Ellis	Director, Chief Executive Officer	British	Chief Executive Officer, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Katharine Mary Baker	Director	British	Non-executive directorships and advisory positions for a variety of organisations	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom
Mark Daniel Jones	Director	British	Chief Financial Officer, Man Group plc	Riverbank House, 2 Swan Lane, London, EC4R 3AD, United Kingdom

CUSIP No. 80862K104	SCHEDULE 13D	Page 10 of 10 Pages

Schedule B

The following table sets forth all transactions in the Common Stock effected by the Investment Managers on behalf of the Funds during the past sixty days. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

05/30/2017	(1,100)	9.36823
06/08/2017	600,000	10.9359
06/12/2017	65,409	10.774
06/13/2017	(17,700)	10.78444
06/14/2017	(7,801)	10.7976
06/21/2017	300	10.89167
06/22/2017	300,000	10.9207
06/22/2017	(28,100)	10.89093
06/28/2017	96,969	10.9454
06/29/2017	100,000	10.9474
06/30/2017	60,000	11
06/30/2017	5,352	10.95
06/30/2017	2,200	10.99943
07/03/2017	1,100	10.975
07/03/2017	6,600	11
07/05/2017	25,000	11
07/05/2017	16,760	10.99762
07/06/2017	13,766	10.9705
07/06/2017	20,700	10.99626
07/07/2017	100,000	10.9456
07/12/2017	16,673	10.9545
07/13/2017	26,300	10.95333
07/14/2017	91,400	10.95573
07/14/2017	24,500	10.95
07/17/2017	55,100	10.95245
07/17/2017	28,900	10.95069
07/18/2017	40,700	10.95264
07/18/2017	31,200	10.95
07/19/2017	43,800	10.9544
07/19/2017	72,300	10.95624
07/20/2017	27,848	10.92572
07/21/2017	37,700	10.97075
07/24/2017	13,800	10.97428
07/25/2017	1,400	10.975
07/27/2017	11,916	10.96871